Law Offices of Michael H. Freedman, PLLC
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Email: michael@mhffirm.com

December 11, 2009

Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0303
Attn: Ryan Milne

Re:	Centracan Incorporated Item 4.01 Form 8-K Filed November 12, 2009 Commission File No. 000-52910

Dear Mr. Milne:

On behalf of Centracan Incorporated (“Registrant”), we acknowledge receipt of your letter dated December 3, 2009 (“Comment Letter”) with regard to the above-captioned filing.  We have reviewed the Comment Letter with the Registrant and provide the following in response on its behalf.   The responses are numbered to coincide with the numbering of the comments in the Comment Letter.

1.           The Registrant has obtained the required letter referenced in your Comment Letter from its former accountant (“Seale Consent”), Seale and Beers (“SB”), and will file an amended Form 8-K, including the Seale Consent as Exhibit 16.1, simultaneously with this response letter.

 As stated to you in our telephone conversation on December 10, 2009, and indirectly referenced in the Seale Consent, SB informed the Registrant by letter dated December 8, 2009 (“Non-Reliance Letter”), that it did not review the Registrant’s Form 10-Q for the period ended June 30, 2009 prior to its filing with the Commission on August 19, 2009.   While the Registrant believed at the time that the referenced Form 10-Q had been reviewed by SB and was therefore filed correctly, the Registrant has determined in its best interests to file as soon as practicable (a) an item 4.02 Form 8-K disclosing the Non-Reliance Letter, and (b) an amended June 30 Form 10-Q after review by the Registrant’s current accountant.   The Registrant intends to file these documents by December 18, 2009.

The Registrant further hereby acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned with any comments or questions you may have.  Thank you for your courtesy and cooperation throughout.

Very truly yours,

/s/ Michael H. Freedman